PRESS RELEASE AND LETTER
Filed by
IntercontinentalExchange, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended, and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Subject Company:
CBOT Holdings, Inc.
(Commission File No. 001- 32650)
ICE URGES CBOT STOCKHOLDERS AND MEMBERS TO REJECT SALE TO CME
Atlanta, GA (June 21, 2007) — IntercontinentalExchange, Inc. (NYSE: ICE) today sent the following letter to Chicago Board of Trade (NYSE: BOT) stockholders and members urging them to reject the proposed sale to CME:
June 21, 2007
VOTE NO ON THE CME/CBOT DEAL TODAY
ICE’S OFFER IS CLEARLY SUPERIOR:
DON’T LEAVE $1.3 BILLION ON THE TABLE
Dear Chicago Board of Trade Stockholder/Member:
Your Board of Directors has agreed to a bargain basement sale of your company to the Chicago Mercantile Exchange in a transaction that would leave over $1 billion of your money on the table. ICE’s merger proposal is clearly superior, both financially and strategically, yet your Board has failed to act in your best interests and continues to recommend the inferior CME transaction.
You should ask your Board the following questions:
•	Why did you agree to sell CBOT for far less than it is worth?
•	Why are you not supporting ICE’s clearly superior offer?
•	Why have you consistently supported the inferior bid?
SEND A MESSAGE TO YOUR BOARD BY REJECTING CME’S INFERIOR DEAL
Accepting CME’s Deal Leaves Your Money On The Table
Based on June 20, 2007 prices, the value of the ICE offer is $11.9 billion vs. $10.6 billion for the CME offer. This is a difference of $1.3 billion, or $25.00 per share.
In addition, ICE has reached an agreement with CBOE that can lead to the resolution of the CBOE Exercise Rights issue. If the necessary approvals are received, each Full Member will receive at least $500,000 with the ability to elect to receive stock in the CBOE post demutualization — CME has guaranteed only $250,000 and continued litigation.

The fact is that your Board has endorsed a deal with CME that undervalued the CBOT from the outset. And, since ICE’s first proposal, CME’s offer has never been financially superior. After saying repeatedly that it would not increase its offer, CME was forced to improve its proposal in reaction to the innovative value enhancements offered by ICE. Despite your Board’s best efforts to convince you otherwise, CME’s proposal remains 12.5% below the value of the ICE offer.
ICE’s Stock: A Stronger Currency
Despite claims to the contrary, ICE’s share performance has exceeded that of the CME by every relevant metric since January 1, 2006. In fact, the value of ICE stock increased 335% between January 1, 2006 and June 20, 2007, compared with CME’s growth of only 48% during the same time period. In addition, ICE’s stock offers greater liquidity.
Don’t Fall For Misleading Scare Tactics
CBOT’s management has attempted to scare you into voting for CME’s inferior offer by suggesting ICE will not be able to integrate the technology and clearing platforms.
Here are the facts:
•	ICE has a high-quality clearing infrastructure that we are quickly scaling. This is highly achievable as ICE’s technology team has successfully scaled its execution technology by a factor of 100 times over the past two years to meet rapid growth and the addition of new products to our markets.
•	Following an extensive technical analysis, we are confident we can transition the Board of Trade to our clearing solution quickly, seamlessly and on schedule.
•	We anticipate complete readiness to handle clearing by January 2009. In addition, we would have until July 2009 to transition clearing if unforeseen issues were to emerge, providing us 24 months to transition clearing. In the meantime, this integration will not impact our ability to innovate and grow.
•	Through our NYBOT integration, we’ve demonstrated our ability to move quickly and seamlessly to bring new technology and scale to a business that we owned for less than two months.
Vote “AGAINST” The CME/CBOT Deal:
By voting Against the CME deal you will preserve your opportunity to receive the significant premium for your stock offered via the ICE proposal. Stockholders will be sending a strong message to CBOT’s board of directors that the CME deal is inadequate and that you want them to evaluate the ICE proposal fairly and act in your best interests. Finally, a vote Against will help to preserve the unique brand and heritage of CBOT as the leading Chicago financial institution with attractive growth prospects.
Approval of the CME deal will leave CBOT Stockholders and CBOT Members with no alternative. ICE cannot proceed if you approve the sale to CME.
DON’T SELL CBOT SHORT. VOTE AGAINST THE CME SALE!
On behalf of our Board and our management team, thank you for your support.
Sincerely,
Jeffrey C. Sprecher
Chairman and Chief Executive Officer

Intercontinental Exchange

VOTE AGAINST THE CME PROPOSAL TODAY!

Even if you have already returned a proxy you have every right to change your vote. Only your latest dated vote will count. We urge CBOT Stockholders to vote AGAINST the CME’s below-market offer.

If you have any questions, please contact:
(Innisfree M&A Incorporated LOGO)
Toll-Free at: (877) 800-5187
Additional Information
More information about the ICE proposal is available on the ICE website at www.theice.com under About ICE/Investor Relations and at www.theicecbot.com. In addition, ICE will post slides entitled “Revised Proposal to Acquire CBOT Holdings” dated June 12, 2007 to its website under About ICE/Investor Relations and on www.theicecbot.com.
About IntercontinentalExchange
IntercontinentalExchange® (NYSE: ICE) operates the leading global, electronic marketplace for trading both futures and OTC energy contracts and the leading soft commodity exchange. ICE’s markets offer access to a range of contracts based on crude oil and refined products, natural gas, power and emissions, as well as agricultural commodities including cocoa, coffee, cotton, ethanol, orange juice, wood pulp and sugar, in addition to currency and index futures and options. ICE® conducts its energy futures markets through its U.K. regulated London-based subsidiary, ICE Futures, Europe’s leading energy exchange. ICE Futures offers liquid markets in the world’s leading oil benchmarks, Brent Crude futures and West Texas Intermediate (WTI) Crude futures, trading nearly half of the world’s global crude futures by volume of commodity traded. ICE conducts its agricultural commodity futures and options markets through its U.S. regulated subsidiary, the New York Board of Trade®. For more than a century, the NYBOT® has provided global markets for food, fiber and financial products. ICE was added to the Russell 1000® Index on June 30, 2006. Headquartered in Atlanta, ICE also has offices in Calgary, Chicago, Houston, London, New York and Singapore. For more information, please visit www.theice.com and www.nybot.com.
Forward-Looking Statements - Certain statements in this press release may contain forward-looking information regarding IntercontinentalExchange, Inc., CBOT Holdings, Inc., and the combined company after the completion of the possible merger that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the benefits of the merger transaction involving ICE and CBOT, including future strategic and financial benefits, the plans, objectives, expectations and intentions of ICE following the completion of the merger, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of ICE’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements.
The following factors, among others, could cause actual results to differ materially from those expressed or implied in such forward-looking statements regarding the success of the proposed transaction: the failure of CBOT to accept ICE’s proposal and enter into definitive agreements to effect the transaction, the risk that the revenue opportunities, cost savings and other anticipated synergies from the merger may not be fully realized or may take longer to realize than expected; superior offers by third parties; the requisite approvals provided for under the Agreement dated May 30, 2007, as amended on June 11, 2007, by and between ICE and the Chicago Board Options Exchange (“CBOE”), and the performance of the obligations under such Agreement; the ability to obtain governmental approvals and rulings on or regarding the transaction on the proposed terms and schedule; the failure of ICE or CBOT stockholders to approve the merger; the risk that the businesses will not be integrated successfully; disruption from the merger making it difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending and third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in ICE’s filings with the Securities and Exchange Commission (the “SEC”), including ICE’s Annual Report on Form 10-K for the year ended December 31, 2006, as filed with the SEC on February 26, 2007 and ICE’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, as filed with the SEC on May 4, 2007.
You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release. Except for any obligations to disclose material information under the Federal securities laws, ICE undertakes no obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this press release.
Important Information About the Proposed Transaction and Where to Find It:
This material relates to a business combination transaction with CBOT proposed by ICE, which may become the subject of a registration statement filed with the SEC. This material is not a substitute for the joint proxy statement/prospectus that CBOT and ICE would file with the SEC if any agreement is reached or any other documents which ICE may send to stockholders in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. ICE has filed a preliminary proxy statement in connection with the special meeting of CBOT stockholders scheduled for July 9, 2007, at which the CBOT stockholders will consider the CBOT merger agreement with CME and other related matters. CBOT stockholders are strongly advised to read this proxy statement and other related documents when they become available, as they will contain important information. Investors will be able to obtain a free copy of the proxy statement with respect to the special meeting and the proxy statement/prospectus, if and when such documents become available, and related documents filed by ICE or CBOT without charge, at the SEC’s website (http://www.sec.gov). Copies of the definitive proxy statement with respect to the special meeting and the final proxy statement/prospectus, if and when such documents become available, may be obtained, without charge, from ICE by directing a request to ICE at 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia, 30328, Attention: Investor Relations; or by emailing a request to ir@theice.com.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation:
In addition to ICE, the following officers and employees of ICE will also be participants in the foregoing proxy solicitations: Jeffrey C. Sprecher (Chairman and Chief Executive Officer), David S. Goone (Senior Vice President, Chief Strategic Officer), Johnathan H. Short (Senior Vice President, General Counsel and Corporate Secretary), Kelly L. Loeffler (Vice President, Investor Relations and Corporate Communications) and Andrew J. Surdykowski (Vice President and Assistant General Counsel).
You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K, filed with the SEC on February 26, 2007 and in ICE’s proxy statement for its 2007 annual meeting of stockholders, filed with the SEC on March 30, 2007.
Other than 1,000 shares of CBOT Class A Common Stock owned by ICE, neither ICE nor any of the other participants in either of these proxy solicitations has any interest, direct or indirect, by securities holdings or otherwise, in CBOT Holdings, Inc. or Chicago Mercantile Exchange Holdings Inc. None of the participants will receive any special compensation in connection with either of these proxy solicitations.
Contact:
IntercontinentalExchange:
Kelly Loeffler
VP, Investor Relations and Corporate Communications
(770) 857-4726
kelly.loeffler@theice.com
Sard Verbinnen & Co
Jim Barron/Kara Findlay
(212) 687-8080
Brad Wilks
(312) 895-4700
Crystal Clear Communications
Ellen G. Resnick
(773) 929-9292; (312) 399-9295 (c)
eresnick@crystalclearPR.com
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